Form 1120

U.S. Corporation Income Tax Return

Department of the Treasury
Internal Revenue Service

For calendar year 2024 or tax year beginning _____, 2024, ending _____, 20____

Go to *www.irs.gov/Form1120* for instructions and the latest information.

OMB No. 1545-0123

2024

A Check if:

1a Consolidated return (attach Form 851) · · ☐

b Life/nonlife consolidated return · · · ☐

2 Personal holding co. (attach Sch. PH) · ☐

3 Personal service corp. (see instructions) · ☐

4 Schedule M-3 attached ☐

TYPE OR PRINT

Name: **Pixi Plus Inc**

Number, street, and room or suite no. If a P.O. box, see instructions.

6023 Keble Drive

City or town, state or province, country, and ZIP or foreign postal code

Alexandria, VA 22315

B Employer identification number
92-2790383

C Date incorporated
03/08/2023

D Total assets (see instructions)
$ 110,309.

E Check if: **(1)** ☐ Initial return **(2)** ☐ Final return **(3)** ☐ Name change **(4)** ☐ Address change

Income

1a	Gross receipts or sales	**1a**	
b	Returns and allowances	**1b**	
c	Balance. Subtract line 1b from line 1a	**1c**	
2	Cost of goods sold (attach Form 1125-A)	**2**	
3	Gross profit. Subtract line 2 from line 1c	**3**	
4	Dividends and inclusions (Schedule C, line 23)	**4**	
5	Interest	**5**	
6	Gross rents	**6**	
7	Gross royalties	**7**	
8	Capital gain net income (attach Schedule D (Form 1120))	**8**	
9	Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797)	**9**	
10	Other income (see instructions - attach statement)	**10**	1,447.
11	**Total income.** Add lines 3 through 10	**11**	1,447.

Deductions (See instructions for limitations on deductions.)

12	Compensation of officers (see instructions - attach Form 1125-E)	**12**	
13	Salaries and wages (less employment credits)	**13**	
14	Repairs and maintenance	**14**	
15	Bad debts	**15**	
16	Rents	**16**	
17	Taxes and licenses	**17**	
18	Interest (see instructions)	**18**	
19	Charitable contributions	**19**	
20	Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562)	**20**	
21	Depletion	**21**	
22	Advertising	**22**	
23	Pension, profit-sharing, etc., plans	**23**	
24	Employee benefit programs	**24**	
25	Energy efficient commercial buildings deduction (attach Form 7205)	**25**	
26	Other deductions (attach statement)	**26**	119,758.
27	**Total deductions.** Add lines 12 through 26	**27**	119,758.
28	Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11.	**28**	-118,311.
29a	Net operating loss deduction (see instructions)	**29a**	
b	Special deductions (Schedule C, line 24)	**29b**	
c	Add lines 29a and 29b	**29c**	

Tax, Refundable Credits, & Payments

30	**Taxable income.** Subtract line 29c from line 28. See instructions	**30**	-118,311.
31	Total tax (Schedule J, line 12)	**31**	
32	Reserved for future use	**32**	
33	Total payments and credits (Schedule J, line 23)	**33**	16,347.
34	Estimated tax penalty. See instructions. Check if Form 2220 is attached ☐	**34**	
35	**Amount owed.** If line 33 is smaller than the total of lines 31 and 34, enter amount owed	**35**	
36	**Overpayment.** If line 33 is larger than the total of lines 31 and 34, enter amount overpaid	**36**	16,347.
37	Enter amount from line 36 you want: **Credited to 2025 estimated tax** _____ **Refunded**	**37**	16,347.

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

Signature of officer _____ Date _____ Title _____

May the IRS discuss this return with the preparer shown below? See instructions. ☐ Yes ☒ No

Paid Preparer Use Only

Print/Type preparer's name: **Neeraj Banga**	Preparer's signature:	Date:	Check ☐ if self-employed	PTIN:
Firm's name: **K AND M TAXES LLC**			Firm's EIN: 26-3363085
Firm's address: **13215 NW 7th Avenue** **North Miami , FL 33168**			Phone no.

For Paperwork Reduction Act Notice, see separate instructions.

Form **1120** (2024)

UYA

Schedule C	Dividends, Inclusions, and Special Deductions (see instructions)	(a) Dividends and inclusiions	(b) %	(c) Special deductions (a) x (b)
1	Dividends from less-than-20%-owned domestic corporations (other than debt-financed stock)		50	
2	Dividends from 20%-or-more-owned domestic corporations (other than debt-financed stock)		65	
3	Dividends on certain debt-financed stock of domestic and foreign corporations		See instructions	
4	Dividends on certain preferred stock of less-than-20%-owned public utilities.		23.3	
5	Dividends on certain preferred stock of 20%-or-more-owned public utilities		26.7	
6	Dividends from less-than-20%-owned foreign corporations and certain FSCs		50	
7	Dividends from 20%-or-more-owned foreign corporations and certain FSCs.		65	
8	Dividends from wholly owned foreign subsidiaries		100	
9	**Subtotal.** Add lines 1 through 8. See instructions for limitations		See instructions	
10	Dividends from domestic corporations received by a small business investment company operating under the Small Business Investment Act of 1958		100	
11	Dividends from affiliated group members		100	
12	Dividends from certain FSCs		100	
13	Foreign-source portion of dividends received from a specified 10%-owned foreign corporation (excluding hybrid dividends) (see instructions)		100	
14	Dividends from foreign corporations not included on line 3, 6, 7, 8, 11, 12, or 13 (including any hybrid dividends)			
15	Reserved for future use			
16a	Subpart F inclusions derived from the sale by a controlled foreign corporation (CFC) of the stock of a lower-tier foreign corporation treated as a dividend (attach Form(s) 5471) (see instructions)		100	
b	Subpart F inclusions derived from hybrid dividends of tiered corporations (attach Form(s) 5471) (see instructions)			
c	Other inclusions from CFCs under subpart F not included on line 16a, 16b, or 17 (attach Form(s) 5471) (see instructions)			
17	Global Intangible Low-Taxed Income (GILTI) (attach Form(s) 5471 and Form 8992) . . .			
18	Gross-up for foreign taxes deemed paid.			
19	IC-DISC and former DISC dividends not included on line 1, 2, or 3			
20	Other dividends			
21	Deduction for dividends paid on certain preferred stock of public utilities			
22	Section 250 deduction (attach Form 8993)			
23	**Total dividends and inclusions.** Add column (a), lines 9 through 20. Enter here and on page 1, line 4			
24	**Total special deductions.** Add column (c), lines 9 through 22. Enter here and on page 1, line 29b			

03/21/2025 02:06:41PM

Schedule J	Tax Computation and Payment (see instructions)			

1a	Income tax (see instructions)	**1a**		
b	Tax from Form 1120-L (see instructions)	**1b**		
c	Section 1291 tax from Form 8621	**1c**		
d	Tax adjustment from Form 8978	**1d**		
e	Additional tax under section 197(f)	**1e**		
f	Base erosion minimum tax from Form 8991	**1f**		
g	Amount from Form 4255, Part I, line 3, column (q)	**1g**		
z	Other chapter 1 tax	**1z**		
2	Total income tax. Add lines 1a through 1z	**2**		
3	Corporate alternative minimum tax from Form 4626, Part II, line 13 (attach Form 4626)	**3**		
4	Add lines 2 and 3	**4**		
5a	Foreign tax credit (attach Form 1118)	**5a**		
b	Credit from Form 8834 (see instructions)	**5b**		
c	General business credit (see instructions - attach Form 3800)	**5c**		
d	Credit for prior year minimum tax (attach Form 8827)	**5d**		
e	Bond credits from Form 8912	**5e**		
f	Adjustment from Form 8978	**5f**		
6	**Total credits.** Add lines 5a through 5f	**6**		
7	Subtract line 6 from line 4	**7**		
8	Personal holding company tax (attach Schedule PH (Form 1120)).	**8**		
9a	Amount from Form 4255, Part I, line 3, column (r)	**9a**		
b	Recapture of low-income housing credit (attach Form 8611)	**9b**		
c	Completed long-term contract look-back interest due (attach Form 8697)	**9c**		
d	Interest due under the look-back method - income forecast method (attach Form 8866). .	**9d**		
e	Alternative tax on qualifying shipping activities (attach Form 8902).	**9e**		
f	Interest/tax due under section 453A(c)	**9f**		
g	Interest/tax due under section 453(l)	**9g**		
z	Other (see instructions - attach statement)	**9z**		
10	**Total.** Add lines 9a through 9z	**10**		
11a	Total tax before deferred taxes. Add lines 7, 8, and 10	**11a**		
b	Deferred tax on the corporation's share of undistributed earnings of a qualified electing fund	**11b**		
c	Deferred LIFO recapture tax (section 1363(d))	**11c**		
12	Total tax. Subtract the sum of lines 11b and 11c from 11a. Enter here and on page 1, line 31	**12**		
13	Preceding year's overpayment credited to the current year	**13**		
14	Current year's estimated tax payments	**14**		
15	Current year's refund applied for on Form 4466	**15**	(	)
16	Reserved for future use	**16**		
17	Tax deposited with Form 7004	**17**		
18	Withholding (see instructions)	**18**		
19	**Total payments.** Combine lines 13 through 18	**19**		
20	Refundable credits from:			
a	Form 2439	**20a**		
b	Form 4136	**20b**		
c	Credit for tax withheld under chapter 3 or 4 from Form 1042-S, Form 8805, or Form 8288 (attach the applicable form)	**20c**		
z	Other (attach statement - see instructions)	**20z**	16,347.	
21	**Total credits.** Add lines 20a through 20z	**21**		**16,347.**
22	Elective payment election amount from Form 3800	**22**		
23	**Total payments and credits.** Add lines 19, 21, and 22. Enter here and on page 1, line 33	**23**		**16,347.**

UYA   Form **1120** (2024)

Schedule K	**Other Information** (see instructions)		**Yes**	**No**

1 Check accounting method: **a** ☒ Cash   **b** ☐ Accrual   **c** ☐ Other (specify) _____

2 See the instructions and enter the:

a Business activity code no.   **516210**

b Business activity   **Media Streaming, Social Networks, & Other Content Pro**

c Product or service   **Services**

3 Is the corporation a subsidiary in an affiliated group or a parent-subsidiary controlled group? . . . . | | **X**

If "Yes," enter name and EIN of the parent corporation _____

_____

4 At the end of the tax year:

a Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part I of Schedule G (Form 1120) (attach Schedule G) . . . . | | **X**

b Did any individual or estate own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part II of Schedule G (Form 1120) (attach Schedule G). . . .   **X** |

5 At the end of the tax year, did the corporation:

a Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation not included on **Form 851,** Affiliations Schedule? For rules of constructive ownership, see instructions . . . . . | | **X**

If "Yes," complete (i) through (iv) below.

(i) Name of Corporation	**(ii)** Employer Identification Number (if any)	**(iii)** Country of Incorporation	**(iv)** Percentage Owned in Voting Stock

b Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions . . . . . . | | **X**

If "Yes," complete (i) through (iv) below.

(i) Name of Entity	**(ii)** Employer Identification Number (if any)	**(iii)** Country of Organization	**(iv)** Maximum Percentage Owned in Profit, Loss, or Capital

6 During this tax year, did the corporation pay dividends (other than stock dividends and distributions in exchange for stock) in excess of the corporation's current and accumulated earnings and profits? See sections 301 and 316 . . . . | | **X**

If "Yes," file **Form 5452,** Corporate Report of Nondividend Distributions. See the instructions for Form 5452.

If this is a consolidated return, answer here for the parent corporation and on Form 851 for each subsidiary.

7 At any time during this tax year, did one foreign person own, directly or indirectly, at least 25% of the total voting power of all classes of the corporation's stock entitled to vote or at least 25% of the total value of all classes of the corporation's stock? . . . . | | **X**

For rules of attribution, see section 318. If "Yes," enter:

(a) Percentage owned _____ and **(b)** Owner's country _____

(c) The corporation may have to file **Form 5472,** Information Return of a 25% Foreign-Owned U.S. Corporation or a Foreign Corporation Engaged in a U.S. Trade or Business. Enter the number of Forms 5472 attached   **0**

8 Check this box if the corporation issued publicly offered debt instruments with original issue discount . . . . ☐

If checked, the corporation may have to file **Form 8281,** Information Return for Publicly Offered Original Issue Discount Instruments.

9 Enter the amount of tax-exempt interest received or accrued during this tax year $ _____

10 Enter the number of shareholders at the end of the tax year (if 100 or fewer)   **1** _____

11 If the corporation has an NOL for the tax year and is electing to forego the carryback period, check here (see instructions). . . ☐

If the corporation is filing a consolidated return, the statement required by Regulations section 1.1502-21(b)(3) must be attached or the election will not be valid.

12 Enter the available NOL carryover from prior tax years (do not reduce it by any deduction reported on page 1, line 29a) $ **42,622.**

03/21/2025 02:06:42PM

Schedule K	Other Information *(continued from page 4)*		

		Yes	No
13	Are the corporation's total receipts (page 1, line 1a, plus lines 4 through 10) for the tax year **and** its total assets at the end of the tax year less than $250,000?	X	
	If "Yes," the corporation is not required to complete Schedules L, M-1, and M-2. Instead, enter the total amount of cash distributions and the book value of property distributions (other than cash) made during this tax year . $ _____		
14	Is the corporation required to file Schedule UTP (Form 1120), Uncertain Tax Position Statement? See instructions		X
	If "Yes," complete and attach Schedule UTP.		
15a	Did the corporation make any payments that would require it to file Form(s) 1099?		X
b	If "Yes," did or will the corporation file required Form(s) 1099?		X
16	During this tax year, did the corporation have an 80%-or-more change in ownership, including a change due to redemption of its own stock?		X
17	During or subsequent to this tax year, but before the filing of this return, did the corporation dispose of more than 65% (by value) of its assets in a taxable, non-taxable, or tax deferred transaction?		X
18	Did this corporation receive assets in a section 351 transfer in which any of the transferred assets had a fair market basis or fair market value of more than $1 million?		X
19	During this corporation's tax year, did the corporation make any payments that would require it to file Forms 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474) of the Code?		X
20	Is the corporation operating on a cooperative basis?		X
21	During this tax year, did the corporation pay or accrue any interest or royalty for which the deduction is not allowed under section 267A? See instructions		X
	If "Yes," enter the total amount of the disallowed deductions $ _____		
22	Does this corporation have gross receipts of at least $500 million in any of the 3 preceding tax years? (See sections 59A(e)(2) and (3).)		X
	If "Yes," complete and attach Form 8991.		
23	Did the corporation have an election under section 163(j) for any real property trade or business or any farming business in effect during this tax year? See instructions		X
24	Does this corporation satisfy one or more of the following? If "Yes," complete and attach Form 8990. See instructions		X
a	The corporation owns a pass-through entity with current, or prior year carryover, excess business interest expense.		
b	The corporation's aggregate average annual gross receipts (determined under section 448(c)) for the 3 tax years preceding the current tax year are more than $30 million and the corporation has business interest expense.		
c	The corporation is a tax shelter and the corporation has business interest expense.		
25	Is the corporation attaching Form 8996 to certify as a Qualified Opportunity Fund?		X
	If "Yes," enter amount from Form 8996, line 15 . . . . $ _____		
26	Since December 22, 2017, did a foreign corporation directly or indirectly acquire substantially all of the properties held directly or indirectly by the corporation, and was the ownership percentage (by vote or value) for purposes of section 7874 greater than 50% (for example, the shareholders held more than 50% of the stock of the foreign corporation)? If "Yes," list the ownership percentage by vote and by value. See instructions		X
	Percentage: By Vote _____ By Value _____		
27	At any time during this tax year, did the corporation (a) receive a digital asset (as a reward, award, or payment for property or services); or (b) sell, exchange, or otherwise dispose of a digital asset (or a financial interest in a digital asset)? See instructions		X
28	Is the corporation a member of a controlled group?		X
	If "Yes," attach Schedule O (Form 1120). See instructions.		
29	Corporate Alternative Minimum Tax:		
a	Was the corporation an applicable corporation under section 59(k)(1) in any prior tax year?	X	
	If "Yes," go to question 29b. If "No," skip to question 29c.		
b	Is the corporation an applicable corporation under section 59(k)(1) in the current tax year because the corporation was an applicable corporation in the prior tax year?		X
	If "Yes," complete and attach Form 4626. If "No," continue to question 29c.		
c	Does the corporation meet the requirements of the safe harbor method as provided under section 59(k)(3)(A) for the current tax year? See instructions	X	
	If "No," complete and attach Form 4626. If "Yes," the corporation is not required to file Form 4626.		
30	Is the corporation required to file Form 7208 relating to the excise tax on repurchase of corporate stock (see instructions):		
a	Under the rules for stock repurchased by a covered corporation (or stock acquired by its specified affiliate)?		X
b	Under the applicable foreign corporation rules?		X
c	Under the covered surrogate foreign corporation rules?		X
	If "Yes" to either 30a, 30b, or 30c, complete Form 7208, Excise Tax on Repurchase of Corporate Stock. See the Instructions for Form 7208.		
31	Is this a consolidated return with gross receipts or sales of $1 billion or more and a subchapter K basis adjustment, as described in the instructions, of $10 million or more?		X
	If "Yes," attach a statement. See instructions.		

Schedule L	Balance Sheets per Books	Beginning of tax year		End of tax year	
	Assets	**(a)**	**(b)**	**(c)**	**(d)**
1	Cash		17,095.		110,309.
2a	Trade notes and accounts receivable				
b	Less allowance for bad debts	( )		( )	
3	Inventories				
4	U.S. government obligations				
5	Tax-exempt securities (see instructions)				
6	Other current assets (attach statement)				
7	Loans to shareholders				
8	Mortgage and real estate loans				
9	Other investments (attach statement)				
10a	Buildings and other depreciable assets				
b	Less accumulated depreciation	( )		( )	
11a	Depletable assets				
b	Less accumulated depletion	( )		( )	
12	Land (net of any amortization)				
13a	Intangible assets (amortizable only)				
b	Less accumulated amortization	( )		( )	
14	Other assets (attach statement)				
15	Total assets		17,095.		110,309.
	Liabilities and Shareholders' Equity				
16	Accounts payable				
17	Mortgages, notes, bonds payable in less than 1 year . . .				
18	Other current liabilities (attach statement)		17,516.		6,826.
19	Loans from shareholders				
20	Mortgages, notes, bonds payable in 1 year or more				26,500.
21	Other liabilities (attach statement)		3,121.		5,662.
22	Capital stock: **a** Preferred stock				
	b Common stock	25,000.	25,000.	218,174.	218,174.
23	Additional paid-in capital				
24	Retained earnings-Appropriated (attach statement)				
25	Retained earnings-Unappropriated		-28,542.		-146,853.
26	Adjustments to shareholders' equity (attach statement)				
27	Less cost of treasury stock		( )		( )
28	Total liabilities and shareholders' equity		17,095.		110,309.

Schedule M-1	Reconciliation of Income (Loss) per Books With Income per Return

Note: The corporation may be required to file Schedule M-3. See instructions.

1	Net income (loss) per books	-118,311.	**7**	Income recorded on books this year not included on this return (itemize):	
2	Federal income tax per books			Tax-exempt interest $ _____	
3	Excess of capital losses over capital gains			_____	
4	Income subject to tax not recorded on books this year (itemize):_____		**8**	Deductions on this return not charged against book income this year (itemize):	
	_____		**a**	Depreciation . . . . . $ _____	
5	Expenses recorded on books this year not deducted on this return (itemize):		**b**	Charitable contributions $ _____	
a	Depreciation . . . . $ _____			_____	
b	Charitable contributions . . . . $ _____			_____	
c	Travel and entertainment . . . $ _____			_____	
	_____		**9**	Add lines 7 and 8	
6	Add lines 1 through 5	-118,311.	**10**	Income (page 1, line 28)-line 6 less line 9	-118,311.

Schedule M-2	Analysis of Unappropriated Retained Earnings per Books (Schedule L, Line 25)

1	Balance at beginning of year	-28,542.	**5**	Distributions: **a** Cash	
2	Net income (loss) per books	-118,311.		**b** Stock	
3	Other increases (itemize): _____			**c** Property	
	_____		**6**	Other decreases (itemize): _____	
			7	Add lines 5 and 6	
4	Add lines 1, 2, and 3	-146,853.	**8**	Balance at end of year (line 4 less line 7)	-146,853.

SCHEDULE G (Form 1120)
(Rev. December 2011)
Department of the Treasury
Internal Revenue Service

Information on Certain Persons Owning the Corporation's Voting Stock

▶ **Attach to Form 1120.**
▶ **See instructions.**

OMB No.1545-0123

Name: Pixi Plus Inc

Employer identification number (EIN): 92-2790383

Part I **Certain Entities Owning the Corporation's Voting Stock.** (Form 1120, Schedule K, Question 4a). Complete columns (i) through (v) below for any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization that owns directly 20% or more, or owns, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote (see instructions).

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Percentage Owned in Voting Stock

Part II **Certain Individuals and Estates Owning the Corporation's Voting Stock.** (Form 1120, Schedule K, Question 4b). Complete columns (i) through (iv) below for any individual or estate that owns directly 20% or more, or owns, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote (see instructions).

(i) Name of Individual or Estate	(ii) Identifying Number (if any)	(iii) Country of Citizenship (see instructions)	(iv) Percentage Owned in Voting Stock
Brett A Bergen	000-00-0001	United States	55.00
Marvin Miao Wang	000-00-0002	United States	39.00

Credit for Increasing Research Activities

Attach to your tax return.
Go to *www.irs.gov/Form6765* for instructions and the latest information.

OMB No. 1545-0619

Attachment
Sequence No. **676**

Name(s) shown on return	Identifying number
Pixi Plus Inc	92-2790383

A Are you electing the reduced credit under section 280C? See instructions . . . . **X** Yes ☐ No

B Are you a member of a controlled group or business under common control? . . . . ☐ Yes **X** No

If "Yes," complete and attach the required statement. See instructions for required attachment.

Section A - Regular Credit. Skip this section and go to Section B if you are electing or previously elected (and are not revoking) the alternative simplified credit.

1	Certain amounts paid or incurred to energy consortia (see instructions)			**1**	
2	Basic research payments to qualified organizations (see instructions)	**2**			
3	Qualified organization base period amount	**3**			
4	Subtract line 3 from line 2. If zero or less, enter -0-			**4**	
	Note: Complete Section F before going to line 5.				
5	Total qualified research expenses (QREs). Enter amount from line 48	**5**			
6	Enter fixed-base percentage, but not more than 16% (0.16) (see instructions) . .	**6**	%		
7	Enter average annual gross receipts. See instructions	**7**			
8	Multiply line 7 by the percentage on line 6	**8**			
9	Subtract line 8 from line 5. If zero or less, enter -0-	**9**			
10	Multiply line 5 by 50% (0.50)	**10**			
11	Enter the smaller of line 9 or line 10			**11**	
12	Add lines 1, 4, and 11			**12**	
13	If you elect to reduce the credit under section 280C, then multiply line 12 by 15.8% (0.158). If not, multiply line 12 by 20% (0.20) and see instructions for the statement that must be attached			**13**	

Section B - Alternative Simplified Credit. Skip this section if you are completing Section A.

14	Certain amounts paid or incurred to energy consortia (see the line 1 instructions)			**14**	
15	Basic research payments to qualified organizations (see the line 2 instructions) .	**15**	79,591.		
16	Qualified organization base period amount (see the line 3 instructions)	**16**			
17	Subtract line 16 from line 15. If zero or less, enter -0-			**17**	79,591.
18	Add lines 14 and 17			**18**	79,591.
19	Multiply line 18 by 20% (0.20)			**19**	15,918.
	Note: Complete Section F before going to line 20.				
20	Total qualified research expenses (QREs). Enter amount from line 48	**20**	79,591.		
21	Enter your total QREs for the prior 3 tax years. If you had no QREs in any 1 of those years, skip lines 22 and 23	**21**			
22	Divide line 21 by 6.0	**22**			
23	Subtract line 22 from line 20. If zero or less, enter -0-	**23**			
24	Multiply line 23 by 14% (0.14). If you skipped lines 22 and 23, multiply line 20 by 6% (0.06)			**24**	4,775.
25	Add lines 19 and 24			**25**	20,693.
26	If you elect to reduce the credit under section 280C, then multiply line 25 by 79% (0.79). If not, enter the amount from line 25 and see the line 13 instructions for the statement that must be attached			**26**	16,347.

For Paperwork Reduction Act Notice, see separate instructions.

Form **6765** (Rev. 12-2024)

UYA

03/21/2025 02:06:42PM

Section C - Current Year Credit

27	Enter the portion of the credit from Form 8932, line 2, that is attributable to wages that were also used to figure the credit on line 13 or line 26 (whichever applies)	27	
28	Subtract line 27 from line 13 or line 26 (whichever applies). If zero or less, enter -0-	28	16,347.
29	Credit for increasing research activities from partnerships, S corporations, estates, and trusts	29	
30	Add lines 28 and 29	30	16,347.

• Estates and trusts, go to line 31.

• Partnerships and S corporations not electing the payroll tax credit, stop here and report this amount on Schedule K.

• Partnerships and S corporations electing the payroll tax credit, complete Section D and report on Schedule K the amount on this line reduced by the amount on line 36.

• Eligible small businesses, stop here and report the credit on Form 3800, Part III, line 4i. See instructions for the definition of eligible small business.

• Filers other than eligible small businesses, stop here and report the credit on Form 3800, Part III, line 1c.

Note: Qualified small business filers, other than partnerships and S corporations, electing the payroll tax credit must complete Form 3800 before completing Section D.

31	Amount allocated to beneficiaries of the estate or trust (see instructions)	31	
32	Estates and trusts, subtract line 31 from line 30. For eligible small businesses, report the credit on Form 3800, Part III, line 4i. See instructions. For filers other than eligible small businesses, report the credit on Form 3800, Part III, line 1c	32	

Section D - Qualified Small Business Payroll Tax Election and Payroll Tax Credit.   Skip this section if the payroll tax election does not apply. See instructions.

33a	Check this box if you are a qualified small business electing the payroll tax credit. See instructions ☐		
b	Check the box if payroll tax is reported on a different EIN . . . . ☐		
34	Enter the portion of line 28 elected as a payroll tax credit (do not enter more than $500,000). See instructions	34	
35	General business credit carryforward from the current year. See instructions. Partnerships and S corporations, skip this line and go to line 36	35	
36	Partnerships and S corporations, enter the smaller of line 28 or line 34. All others, enter the smallest of line 28, line 34, or line 35. Enter here and on the applicable line of Form 8974, Part 1, column (e). Members of controlled groups or businesses under common control, see instructions for the statement that must be attached	36	

Section E - Other Information. See instructions.

37	Enter the number of business components generating the QREs on line 5 or line 20	37	79591
38	Enter the amount of officers' wages included on line 42	38	
39	Did you acquire or dispose of any major portion of a trade or business in the tax year? ☐ Yes ☒ No		
40	Did you include any new categories of expenses as current year QREs? . . . . ☐ Yes ☒ No		
41	Did you determine any of the QREs on line 5 or line 20 following the ASC 730 Directive? . . . . ☐ Yes ☒ No		
	If "Yes," enter the amount from Appendix C Line 19 (you may attach your Appendices A, B, C, and D here)	41	
	This ASC 730 Directive only applies to taxpayers with assets equal to or greater than $10,000,000 who follow U.S. GAAP to prepare their Certified Audited Financial Statements showing the amount of currently expensed Financial Statement R&D. See instructions.		

Section F—Qualified Research Expenses Summary. See instructions.

A	Are you required to complete Section G? See instructions to determine if you are required to complete Section G, and how to complete Section F if you are not required to complete Section G . . . . ☐ Yes ☒ No			
42	Total wages for qualified services for all business components (do not include any wages used in figuring the work opportunity credit)		42	
43	Total costs of supplies for all business components		43	
44	Total rental or lease cost of computers for all business components		44	
45	Total applicable amount of contract research for all business components (do not include basic research payments)	45		
46	Enter the applicable amount of all basic research payments. See instructions .	46	79,591.	
47	Add line 45 and line 46		47	79,591.
48	Add lines 42, 43, 44, and 47, then enter line 48 on either line 5 or line 20, whichever is appropriate . .		48	79,591.

03/21/2025 02:06:42PM

Section G—Business Component Information. Complete lines 49(a) through 49(f) for each business component you are required to report. See instructions. Attach additional sheets if necessary to capture all business components.

BC	49(a) EIN of the controlled group member conducting the research activities on this business component	49(b) Controlled Group member's principal business activity code	49(c) Business component's name or unique alphanumeric identifier (see instructions)	49(d) Business component type (select one from available options)
1				
2				
3				
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				

BC	49(e) Software (if applicable, select from the available options)	49(f) Describe the information sought to be discovered. Use the space provided.
1		
2		
3		
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		

UYA   Form **6765** (Rev. 12-2024)

Section G - Business Component Information *(continued).* Complete lines 50 through 56 for each business component. If you have more than fifteen business components, see instructions.

BC	**50** Direct research wages for qualified services	**51** Direct supervison wages for qualified services	**52** Direct support wages for qualified services	**53** Total qualified wages (add line 50, line 51, and line 52)
1				
2				
3				
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
Total from attachments				
Total				

BC	**54** Cost of supplies	**55** Rental or lease cost of computers	**56** Applicable amount of contract research expenses (see instructions for reporting basic research payments)
1			
2			
3			
4			
5			
6			
7			
8			
9			
10			
11			
12			
13			
14			
15			
Total from attachments			
Total			

03/21/2025 02:06:42PM

2024 Other Income - Supporting Details for Form 1120, Line 10

Name(s) shown on return	Employer identifying number
Pixi Plus Inc	92-2790383

1.	Redemption Credit Points	1	1,447.
2.		2	
3.		3	
4.		4	
5.		5	
6.		6	
7.		7	
8.		8	
9.		9	
10.		10	
11.		11	
12.		12	
13.		13	
14.		14	
15.		15	
16.		16	
17.		17	
18.		18	
19.		19	
20.		20	
21.		21	
22.		22	
23.		23	
24.		24	
25.		25	
26.		26	
27.		27	
28.		28	
29.		29	
30.		30	
31.		31	
32.		32	
33.		33	
34.		34	
35.		35	
36.		36	
37.		37	
38.		38	
39.		39	
40.		40	
41.		41	
42.		42	
43.		43	
44.		44	
45.		45	
46.		46	
47.		47	
	Total Other Income		1,447.

2024 Other Deductions Worksheet, Supporting Details for Form 1120, line 26

Name(s) shown on return	Employer identifying number
Pixi Plus Inc	92-2790383

1.	Accounting fees	1	2,183.
2.	Bank fees	2	1.
3.	Legal and professional fees	3	963.
4.	Professional dues and subscriptions	4	1,417.
5.	Advetising & Marketing Expenses	5	32,059.
6.	Data Licensing	6	40,000.
7.	Tax Paid	7	539.
8.	Software Engineering Expenses	8	39,591.
9.	Administrative Expenses	9	98.
10.	Enterprise IT	10	2,907.
11.		11	
12.		12	
13.		13	
14.		14	
15.		15	
16.		16	
17.		17	
18.		18	
19.		19	
20.		20	
21.		21	
22.		22	
23.		23	
24.		24	
25.		25	
26.		26	
27.		27	
28.		28	
29.		29	
30.		30	
31.		31	
32.		32	
33.		33	
34.		34	
35.		35	
36.		36	
37.		37	
38.		38	
39.		39	
40.		40	
41.		41	
42.		42	
43.		43	
44.		44	
45.		45	
46.		46	
47.		47	
48.		48	
49.		49	
50.		50	
51.		51	
52.		52	
53.		53	
54.		54	
	Total Other Deductions		119,758.

Name as shown on Form 1120
Pixi Plus Inc

Employer Identification Number
92-2790383

Net Operating Loss (NOL) Worksheet

(A) Tax Year NOL Occurred	(B) Original NOL Amount	(C) Less Carryback/ Carryforward Used	(D) Remaining NOL Available (Adjusted NOL)	(E) Deduction Allowed in Current Year Transfers to Form 1120 line 29a	(F) Total NOL Carryover to Next Year Includes Charitable Contribution Converted to NOL
2023	42,622.		42,622.		42,622.
2022					
2021					
2020					
2019					
2018					
2017					
2016					
2015					
2014					
2013					
2012					
2011					
2010					
2009					
2008					
2007					
2006					
2005					
2004					
Totals	42,622.		42,622.		42,622.

Total charitable contributions converted to NOL to be used next year . . . .

03/21/2025 02:06:42PM

Form **8879-CORP**

(Rev. December 2024)

Department of the Treasury
Internal Revenue Service

E-file Authorization for Corporations

For calendar year 2024, or tax year beginning _____ , ending _____ .

For use with Form 1120 series returns.

Do not send to the IRS. Keep for your records.

Go to *www.irs.gov/Form8879CORP* for the latest information.

OMB No. 1545-0123

Name of corporation	Employer identification number
Pixi Plus Inc	92-2790383

Part I   Information (Whole dollars only)

1	Total income (Form 1120, line 11)	**1**	1,447.
2	Total income (Form 1120-F, Section II, line 11)	**2**	0.
3	Total income (loss) (Form 1120-S, line 6)	**3**	0.
4	Total income (Form 1120 _____ , line _____)	**4**	0.

Part II   Declaration and Signature Authorization of Officer. Be sure to get a copy of the corporation's return.

Under penalties of perjury, I declare that I am an officer of the above corporation and that I have examined a copy of the corporation's electronic income tax return and accompanying schedules and statements, and to the best of my knowledge and belief, they are true, correct, and complete. I further declare that the amounts in Part I above are the amounts shown on the copy of the corporation's electronic income tax return. I consent to allow my electronic return originator (ERO), transmitter, or intermediate service provider to send the corporation's return to the IRS and to receive from the IRS **(a)** an acknowledgment of receipt or reason for rejection of the transmission, **(b)** the reason for any delay in processing the return or refund, and **(c)** the date of any refund. If applicable, I authorize the U.S. Treasury and its designated Financial Agent to initiate an electronic funds withdrawal (direct debit) entry to the financial institution account indicated in the tax preparation software for payment of the corporation's federal taxes owed on this return, and the financial institution to debit the entry to this account. To revoke a payment, I must contact the U.S. Treasury Financial Agent at **1-888-353-4537** no later than 2 business days prior to the payment (settlement) date. I also authorize the financial institutions involved in the processing of the electronic payment of taxes to receive confidential information necessary to answer inquiries and resolve issues related to the payment. I have selected a personal identification number (PIN) as my signature for the corporation's electronic income tax return and, if applicable, the corporation's consent to electronic funds withdrawal.

Officer's PIN: check one box only

[X]   I authorize   **K AND M TAXES LLC**   to enter my PIN _____ as my signature

      ERO firm name   do not enter all zeros

on the corporation's electronically filed income tax return.

[ ]   As an officer of the corporation, I will enter my PIN as my signature on the corporation's electronically filed income tax return.

Officer's signature _____   Date _____   Title _____

Part III   Certification and Authentication

ERO's EFIN/PIN. Enter your six-digit EFIN followed by your five-digit self-selected PIN.   **603728**

                                                                          do not enter all zeros

I certify that the above numeric entry is my PIN, which is my signature on the electronically filed income tax return for the corporation indicated above. I confirm that I am submitting this return in accordance with the requirements of **Pub. 3112**, IRS *e-file* Application and Participation, and **Pub. 4163**, Modernized e-File (MeF) Information for Authorized IRS *e-file* Providers for Business Returns.

ERO's signature _____   Date _____

ERO Must Retain This Form - See Instructions
Do Not Submit This Form to the IRS Unless Requested To Do So

For Paperwork Reduction Act Notice, see instructions.

Form **8879-CORP** (Rev. 12-2024)

UYA

03/21/2025 02:06:42PM

DEPARTMENT USE ONLY

RCT-101 **09-24** **PAGE 1 OF 4**
PA CORPORATE NET INCOME TAX REPORT **2024**

STEP A:

Tax Year Beginning   01012024   Tax Year Ending   12312024

STEP B:

Economic Nexus	N
Federal EIN	922790383 Parent Corporation FEIN
NAICS code	516210
Corporation Name	PIXI PLUS INC
Address Line 1	6023 KEBLE DRIVE
Address Line 2	
City	ALEXANDRIA
State	VA
ZIP	22315
Province	
Country Code	
Foreign Postal Code	
Address Change	N

IRS Filing Type   A = 1120   B = 1120S   C = Other   A

STEP C:

N	Initial Report		N	S Corp filing as C Corp
N	Final Report (must include REV-861 and REV-181, where applicable)		N	KOZ
N	Amended Report		N	Royalty/Related Interest Add-Back (Act 52 of 2013)
			N	S Corp Taxable Built-in Gains
N	File Period Change		N	Section 381/382/Merger NOLs
N	Change Fed Group		N	Alternative Apportionment
N	52-53 Week Filer		N	Claiming P.L. 86-272 Protection

SECTION A: GENERAL INFORMATION QUESTIONNAIRE

1. State of Incorporation:
2. Date of Incorporation: (MMDDYYYY)   03082023
3. Date Commenced Doing Business in PA:
4. Describe corporate activity in PA: MEDIA STREAMING SEARCH SERVICE
5. Describe corporate activity outside PA:
6. Other states in which taxpayer has activity:

7. Does this corporation own all or a majority of stock in other corporations?   N   If yes, include the REV-798, Schedule X.

8. Has the federal government changed taxable income as originally reported for any period for which reports of change have not been filed?   N   If yes, file the RCT-128C.



FEIN 922790383
TAX YEAR END 12312024 **NAME** PIXI PLUS INC
RCT-101 09-24 **PAGE 2 OF 4** **PA CORPORATE NET INCOME TAX REPORT 2024**

SECTION B: SCHEDULE C-1: APPORTIONMENT SCHEDULE FOR CORPORATE NET INCOME TAX   (Include RCT-106.)

Sales Factor

Sales - PA	1A	0	
Sales - Total	1B	0	
Sales Factor	1C	0.000000	

Special Apportionment

Numerator	2A	0
Denominator	2B	0
Special Apportionment	2C	0.000000

USE WHOLE DOLLARS ONLY

SECTION C: PA CORPORATE NET INCOME TAX

1.	Income or loss from federal return on a separate-company basis.	1	-118311
2.	**DEDUCTIONS:**		
	2A. Corporate dividends received (from REV-798, Schedule C-2, Line 7).	2A	0
	2B. Interest on U.S. securities (GROSS INTEREST minus EXPENSES).	2B	0
	2C. Current yr. addtl. PA deprec. plus adjust. for sale (REV-1834, Sched. C-8, Line 8).	2C	0
	2D. Intangible income or related interest income (REV-798, Sched. X; must include REV-798). See inst.	2D	0
	2E. Other (from REV-860, Schedule OD) See instructions.	2E	0
	TOTAL DEDUCTIONS - Add Lines 2A through 2E and enter the result on Line 2.	2	0
3.	**ADDITIONS:**		
	3A. Taxes imposed on or measured by net income (from REV-860, Schedule C-5, Line 6).	3A	0
	3B. Current year bonus depreciation (REV-1834, Sched. C-8, Line 3).	3B	0
	3C. Intangible expense or related interest expense (REV-802, Sched. C-6; must include REV-802).	3C	0
	3D. Other (from REV-860, Schedule OA) See instructions.	3D	0
	TOTAL ADDITIONS - Add Lines 3A through 3D and enter the result on Line 3.	3	0
4.	Income or loss with Pennsylvania adjustments (Line 1 minus Line 2 plus Line 3).	4	-118311
5.	Total nonbusiness income or loss (from REV-934, Column C, Total; must include REV-934).	5	0
6.	Income or loss to be apportioned (Line 4 minus Line 5).	6	-118311
7.	Apportionment (from Schedule C-1, 1C, or 2C if using Special Apportionment).	7	0
8.	Income or loss apportioned to PA (Line 6 times Line 7).	8	0
9.	Nonbusiness income or loss allocated to PA (from REV-934, Column A, Total; must include REV-934).	9	0
10.	PA taxable income or loss after apportionment (Line 8 plus Line 9).	10	0
11.	Total net operating loss deduction (from RCT-103, Part A, Line 4).	11	0
12.	PA taxable income or loss (Line 10 minus Line 11).	12	0
13.	Qualified Manufacturing Innovation and Reinvestment Deduction (cannot reduce tax liability by more than 50%).	13	0
14.	PA CNI tax ((Line 12 - Line 13) times tax rate - See Instructions). If line 12 is less than zero, enter "0".	14	0
15.	Credit for tax paid by affiliate(s) for intangible expense or related interest expense (from REV-803, Sch C-7; must include REV-803).	15	0
16.	Tax Liability (Line 14 minus line 15.)	16	0
17.	Credit for CNI Tax Withholding (from PA Schedule CP, line 16).	17	0
18.	Estimated Payments & Credits on Deposit.	18	0
19.	Restricted Credits (cannot exceed line 16).	19	0
20.	Total Due/Overpayment (Line 16 minus lines 17, 18 and 19).	20	0



FEIN 922790383
TAX YEAR END 12312024 **NAME** PIXI PLUS INC

RCT-101 09-24 PAGE 3 OF 4 PA CORPORATE NET INCOME TAX REPORT 2024

SECTION D: TRANSFER/REFUND METHOD

1. Transfer (Amount to be credited to the next tax year after offsetting all unpaid liabilities). 1 0
2. Refund (Amount to be refunded after offsetting all unpaid liabilities). 2 0

DIRECT DEPOSIT: Banking rules do not permit direct deposit to bank accounts outside the U.S. If your bank account is outside the U.S., do not complete the direct deposit field or bank routing and account number information below in this case, and you will receive a check from the Department. If your refund will be going to a bank account within the U.S., you have the option to have your refund directly deposited.

Direct Deposit Routing # Account #
C=Checking S=Savings

SECTION E: BULK SALE

*Schedule of Disposition of Assets, REV-861, must be completed and filed with this report.

Has the corporation sold or transferred in bulk, 51 percent or more of any class of assets? (See instructions.) N
If yes, enter the following information. (Include a separate schedule if additional space is needed.)

Purchaser Name
Address Line 1
Address Line 2
City
State
ZIP
Province
Country Code
Foreign Postal Code

SECTION F: SCHEDULE OF REAL PROPERTY IN PA (Include a separate schedule if additional space is needed.)

Did you own or rent property in PA titled to the corporation or any Single Member LLC during this filing period? N
If yes, the below section must be completed.

O = Own
R = Rent | **Street Address** | **City** | **County** | **KOZ/KOEZ**



FEIN 922790383

TAX YEAR END 12312024   **NAME** PIXI PLUS INC

RCT-101 09-24 **PAGE 4 OF 4**   **PA CORPORATE NET INCOME TAX REPORT 2024**

SECTION G: CORPORATE OFFICER (Must sign affirmation below.)

CORPORATE OFFICERS
(See instructions.)
**Must provide requested information
for all filled officer positions.**

	SSN	Last Name	First Name	MI
President/Managing Partner		BERGEN	BRETT	A
Vice President				
Secretary				
Treasurer/Tax Manager				

NAME
PHONE
EMAIL

I affirm under penalties prescribed by law, this report, including any accompanying schedules and statements, has been examined by me and to the best of my knowledge and belief is a true, correct and complete report. If this report is an amended report, the taxpayer hereby consents to the extension of the assessment period for this tax year to one year from the date of filing of this amended report or three years from the filing of the original report, whichever period last expires, and agrees to retain all required records pertaining to that tax and tax period until the end of the extended assessment period, regardless of any statutory provision providing for a shorter period of retention. For purposes of this extension, an original report filed before the due date is deemed filed on the due date. I am authorized to execute this consent to the extension of the assessment period.

Corporate Officer Signature	**Date**

PREPARER'S INFORMATION

Firm FEIN	263363085
Firm Name	K AND M TAXES LLC
Preparer's Name	NEERAJ BANGA
Preparer's SSN/PTIN	
Phone	
Email	NEERAJ.BANGA@MASPARTNER.COM
Address Line 1	13215 NW 7TH AVENUE
Address Line 2	
City	NORTH MIAMI
State	FL
ZIP	33168
Province	
Country Code	
Foreign Postal Code	

FORM 1064
BARCODE 0000

I affirm under penalties prescribed by law, this report, including any accompanying schedules and statements, has been prepared by me and to the best of my knowledge and belief is a true, correct and complete report.

Tax Preparer's Signature	**Date**



Form 500
Virginia Department of Taxation
P.O. Box 1500
Richmond, VA 23218-1500

2024 Virginia Corporation Income Tax Return



Attention: Return must be filed electronically. Use this form only if you have an approved waiver.
Do not file this form to carry back a net operating loss. Use Form 500NOLD.

FISCAL or
SHORT Year Filer: **Beginning Date** _____ , 2024; **Ending Date** _____ , _____

☐ **Short Year Return**   ☐ **Change in Accounting Period**

		Official Use Only

FEIN	Name	**Check all that apply:**
92-2790383	Pixi Plus Inc	☐ **Initial Filer**

Mailing Address
6023 Keble Drive

☐ **Name Change**
☐ **Mailing Address Change**
☐ **Physical Address Change**

City or Town	State	ZIP Code
Alexandria	**VA**	**22315**

Physical Address (if different from Mailing Address)

Entity Type Code
CC

Physical City or Town	State	ZIP Code	NAICS Code
			516210

Date Incorporated	State or Country of Incorporation	Description of Business Activity
03/08/2023		**Media Streaming, Social Networks, & Oth**

Check Applicable Boxes

☐ **Consolidated - Sch. 500AC Enclosed**

☐ **Combined - Sch. 500AC Enclosed**

Combined / Consolidated Filers-

Enter number of affiliates: 0

☐ **Change in Filing Status**

☐ **Sch. 500A Enclosed**

☐ **Sch. 500AB Enclosed**

☐ **Nonprofit Corporation**

☐ **Certified Company Apportionment -**
Sch. 500AP Enclosed

☐ **Amended Return (See instructions)**
Enter reason code: _____

Final Return

☐ **Final Return / Close Account -**   Check here
and applicable boxes below.

☐ **Withdrawn**

☐ **Dissolved - No longer liable for tax.**

Dissolved Date: _____

☐ **Merged**

Merger Date: _____

Merged FEIN: _____

☐ **S Corp Effective:** _____

Corporate Telecommunications Company

Enter amount from Form 500T, Line 7:

_____ **.00**

Noncorporate Telecommunications Company

Check box and enter amount from Form 500T, Line 10:

☐ _____ **.00**

Electric Supplier Company

Enter amount from Sch. 500EL, Line 7 or 14:

_____ **.00**

Home Service Contract Provider

Enter amount from Form 500HS, Line 10.
☐ Check box if a noncorporate HSCP.

_____ **.00**

Questions and Related Information

A. Have you made any payments to an affiliated corporation, a related individual, or other related entity for interest, royalties or other expenses related to intangible property (patents, trademarks, copyrights, and similar intangible property)? If yes, complete and enclose Schedule 500AB.

Enter exception amount from Schedule 500AB, Line 8.   **A.** _____ **.00**

B. RESERVED FOR FUTURE USE   **B.** _____

C. If a net operating loss deduction was claimed in computing federal taxable income on the U.S. Corporation Income Tax Return, provide the requested information. If a NOL resulted from a merger, enter the FEIN of the company generating the NOL prior to the merger date.

FEIN _____

(If there are NOLs for more than one year, enclose a schedule for each year with the information requested in Section C.)

(1) Year of loss   0
(2) Federal NOL   _____
(3) Percent of federal NOL used this year   _____ **%**

D. If pass-through entity withholding is claimed, enter the number of Schedules VK-1 and complete and enclose Schedule 500ADJ, Page 2.   **D.** 0

E. Has your federal income tax liability been redetermined with the IRS and finalized for any prior year(s) that has not previously been reported to the Department? If yes, provide the year(s).

Year   E. _____
Year _____
Year _____

F. Location of corporation's books   **6023 Keble Drive Alexandria, VA 223**

Contact for corporation's books   **Brett Bergen**   Contact Phone Number _____

FEIN
92-2790383



INCOME

1.	Federal taxable income (from enclosed federal return)	1.	**-118,311** .00
2.	Total additions from Schedule 500ADJ, Section A, Line 7	2.	.00
3.	Total (add Lines 1 and 2)	3.	**-118,311** .00
4.	Total subtractions from Schedule 500ADJ, Section B, Line 10	4.	.00
5.	Balance (subtract Line 4 from Line 3)	5.	**-118,311** .00
6.	Savings and Loan Association's Bad Debt Deduction (see Instructions)	6.	.00
7.	**Virginia taxable income** (subtract Line 6 from Line 5)	7.	**-118,311** .00

TAX COMPUTATION

8. **Apportionable Income (Schedule 500A Filers) -** Complete lines 8(a) through 8(d). See instructions.

(a)	Income subject to Virginia tax from Schedule 500A, Section B, Line 3(j)	8(a).	.00
(b)	Apportionment factor percentage from Schedule 500A, Section B, Line 1 or Line 2(f)	8(b).	%
(c)	Nonapportionable investment function income from Schedule 500A, Section B, Line 3(c)	8(c).	.00
(d)	Nonapportionable investment function loss from Schedule 500A, Section B, Line 3(e)	8(d).	.00
9.	**Income tax** [6% of Line 7 or 6% of Line 8(a)]	9.	.00

PAYMENTS AND CREDITS

10.	Nonrefundable tax credits: Enter the amount from Schedule 500CR, Section 2, Part 1, Line 1B	10.	.00
11.	Adjusted corporate tax (subtract Line 10 from Line 9)	11.	.00
12.	2024 estimated Virginia income tax payments including overpayment credit from 2023	12.	.00
13.	Extension payment	13.	.00
14.	Refundable tax credits from Schedule 500CR, Section 4, Part 1, Line 1A	14.	.00
15.	Pass-through entity total withholding from Schedule 500ADJ, Section D	15.	.00
16.	**Total payments and credits** (add Lines 12 through 15)	16.	.00

REFUND OR TAX DUE

17.	Tax owed (if Line 11 is greater than Line 16, subtract Line 16 from Line 11)	17.	.00
18.	Penalty (see instructions)	18.	.00
19.	Interest (see instructions)	19.	.00
20.	Additional charge from Form 500C, Line 17 (enclose Form 500C)	20.	.00
21.	**Total due** (add Lines 17 through 20)	21.	.00
22.	Overpayment (if Line 16 is greater than Line 11, subtract Line 11 from Line 16)	22.	.00
23.	Amount to be credited to 2025 estimated tax	23.	.00
24.	**Amount to be refunded** (subtract Line 23 from Line 22)	24.	.00

I, the undersigned president, vice-president, treasurer, assistant treasurer, chief accounting officer, or other officer duly authorized to act on behalf of the corporation for which this return is made, declare under the penalties provided by law that this return (including any accompanying schedules and statements) has been examined by me and is, to the best of my knowledge and belief, a true, correct, and complete return, made in good faith, for the taxable year stated, pursuant to the income tax laws of the Commonwealth of Virginia. If prepared by a person other than the taxpayer, this declaration is based on all information of which he or she has any knowledge.

By checking the box to the right, I (we) authorize the Department to discuss this return with the undersigned preparer. ⟶ ☐

Date	Signature of Officer	Title

Printed Name of Officer	Phone Number

Print Preparer's Name and Firm Name **Neeraj Banga, K AND M TAXES LLC**	Preparer Phone Number

Date	Individual or Firm, Signature of Preparer	Address of Preparer **13215 NW 7th Avenue North Miami , FL 33168**

Preparer's FEIN, PTIN, or SSN **26-3363085**	Approved Vendor Code **1064**

IMPORTANT: INCLUDE A COPY OF YOUR FEDERAL RETURN WITH THIS RETURN
03/21/2025 02:06:42PM

2024 Virginia
Schedule 500ADJ

Corporation Schedule
of Adjustments



Name as shown on Virginia return	FEIN
Pixi Plus Inc	92-2790383

Use **Schedule 500ADJS** in addition to the Schedule 500ADJ if you are claiming more additions or subtractions than the Schedule 500ADJ allows. Refer to the Form 500 Instructions for addition and subtraction codes.

Check this box and enclose Schedule 500ADJS with your return . . . . ☐

Section A - Additions to Federal Taxable Income

1.	Conformity addition - Depreciation . . . . **1.**	.00
2.	Conformity addition - Other . . . . **2.**	.00
3.	Taxable addition from Schedule 500AB, Line 10 . . . . **3.**	.00
4.	Net income tax and other taxes that are based on, measured by, or computed with reference to net income . . . . **4.**	.00
5.	Interest on state obligations other than Virginia . . . . **5.**	.00
6.	Other Additions	

Code

See instructions for addition codes.	**6a.** [ ] . . . . **6a.**	.00
	6b. [ ] . . . . **6b.**	.00
	6c. [ ] . . . . **6c.**	.00
7.	**Total Additions.** Add Lines 1-5 and 6a-6c. Enter here and on Form 500, Line 2 . . . . **7.**	.00

Section B - Subtractions from Federal Taxable Income

1.	Conformity subtraction - Depreciation . . . . **1.**	.00
2.	Conformity subtraction - Other . . . . **2.**	.00
3.	Income from obligations or securities of the U.S. exempt from state income taxes, but not from federal income taxes . . . . **3.**	.00
4.	Foreign dividend gross-up (IRC § 78) . . . . **4.**	.00
5.	Refund or credit of income taxes included in federal taxable income . . . . **5.**	.00
6.	Subpart F income (IRC § 951) and/or Global Intangible Low-Taxed Income (IRC § 951A). . . . . . **6.**	.00
7.	Foreign source income subtraction allowed by *Va. Code* § 58.1-402 C 8 . . . . **7.**	.00
8.	Dividends received from corporations in which the recipient owns 50% or more of the voting stock, to the extent remaining in federal taxable income . . . . **8.**	.00
9.	Other Subtractions. *See instructions for subtraction codes.*	

Certification Number | **Code**

9a. [ ] [ ] . . . . **9a.**	.00
9b. [ ] [ ] . . . . **9b.**	.00
9c. [ ] [ ] . . . . **9c.**	.00
10.	**Total Subtractions.** Add Lines 1-8 and 9a-9c. Enter here and on Form 500, Line 4. . . . . **10.**	.00

Section C - Amended Return

If you are filing an amended return, complete Section C to determine if you will receive an additional refund or if you need to make an additional payment.

1.	Add amount paid with original return plus additional tax paid after it was filed. (Do not include amount paid from Form 500, Line 20.) . . . . **1.**	.00
2.	Add Line 1 from above and Line 16 from Form 500 and enter the total here . . . . **2.**	.00
3.	Overpayment, if any, as shown on original return or as previously adjusted. . . . . **3.**	.00
4.	Subtract Line 3 from Line 2 . . . . **4.**	.00
5.	If Line 4 above is less than Line 11 on amended Form 500, subtract Line 4 above from Line 11 on amended Form 500. **This is the tax you owe** . . . . **5.**	.00
6.	**Refund.** If Line 11 on amended Form 500 is less than Line 4 above, subtract Line 11 on amended Form 500 from Line 4 above. This is the **tax you overpaid** . . . . **6.**	.00

EXPLANATION OF CHANGES TO INCOME AND MODIFICATIONS

Enclose an explanation for amending return. Provide the line reference from the Form 500 for which a change is reported and give the reason for each change. Show any computation in detail and enclose any applicable schedules.

Corporation Schedule of Adjustments



Name as shown on Virginia return	FEIN
Pixi Plus Inc	92-2790383

Section D - Schedule of VK-1 Withholding

If you are claiming withholding on Form 500, Line 15, provide the information below.
List pass-through entity withholding from Virginia Schedules VK-1.

Pass-Through Entity FEIN	Withholding Amount	Recipient FEIN (Consolidated/Combined Filers Only)
	.00	
	.00	
	.00	
	.00	
	.00	
	.00	
	.00	
	.00	
	.00	
	.00	
	.00	
	.00	
	.00	
	.00	
	.00	
	.00	
	.00	
	.00	
TOTAL WITHHOLDING ▸	.00	

Enclose Schedule 500ADJ with your Virginia Corporation Income Tax Return, Form 500.

1064
03/21/2025 02:06:42PM

2024 Virginia
Schedule 500FED

Corporation Schedule of Federal Line Items



Enclose Schedule 500FED with your Virginia Corporation Income Tax Return, Form 500.
Schedule 500FED does not replace the requirement to enclose a complete federal Form 1120 with your Virginia return.

Name as shown on Virginia return **Pixi Plus Inc**   FEIN **92-2790383**

Form 1120 - Deductions and Taxable Income

1.	Federal Taxable Income before NOL and Special Deductions	1. **-118,311** .00
2.	Net Operating Loss Deduction.	2. .00
3.	Special Deductions	3. .00
4.	Federal Taxable Income after NOL and Special Deductions	4. **-118,311** .00

Form 1120, Schedule C - Dividends and Special Deductions

5.	Subpart F Income and/or Global Intangible Low-Taxed Income	5. .00
6.	Gross-Up for Foreign Taxes Deemed Paid	6. .00

Form 1120, Schedule K or M-1

7.	Tax Exempt Interest	7. .00

Form 5884 - Work Opportunity Credit

8.	Salaries and Wages not deducted due to the WOTC	8. .00

Form 4562 - Special Depreciation Allowance and Other Depreciation

9.	Special depreciation allowance for qualified property placed in service during the taxable year	9. .00
10.	Property subject to 168(f)(1) election	10. .00
11.	Other depreciation.	11. .00

Form 1118, Schedule A - Income or Loss Before Adjustments - Gross Income or Loss

12.	Total: Dividends	12. .00
13.	Reserved for future use	13.
14.	Total: Inclusions (Exclude Gross-up)	14. .00
15.	Total: Inclusions (Gross-up)	15. .00
16.	Total: Interest	16. .00
17.	Total: Gross Rents, Royalties, and License Fees	17. .00
18.	Total: Gross Income from Performance of Services	18. .00
19.	Total: Other	19. .00
20.	Total: Total Gross Income or Loss from Outside the US	20. .00

Form 1118, Schedule A - Income or Loss Before Adjustments - Deductions

21.	Total: Allocable - Rental, Royalty, and Licensing Expenses - Depreciation, Depletion, and Amortization	21. .00
22.	Total: Allocable - Rental, Royalty, and Licensing Expenses - Other Expenses	22. .00
23.	Total: Allocable - Expenses Related to Gross Income from Performance of Services	23. .00
24.	Total: Allocable - Other Allocable Deductions	24. .00
25.	Total: Total Allocable Deductions.	25. .00
26.	Total: Apportioned Share of Deductions	26. .00
27.	Total: Net Operating Loss Deduction	27. .00
28.	Total: Total Deductions	28. .00

Form 1118, Schedule A - Income or Loss Before Adjustments - Total Income

29.	Total: Total Income or (Loss) Before Adjustments.	29. .00